

Mail Stop 3561

October 30, 2015

Via E-mail
Shannon Masjedi
President
Pacific Ventures Group, Inc.
117 West 9th Street, Suite 316
Los Angeles, California
90015

>   **Re: Pacific Ventures Group, Inc.**
>   **Form 8-K**
>   **Filed September 25, 2015**
>   **File No. 000-54584**

Dear Ms. Masjedi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 2.01 – Completion of Acquisition or Disposition of Assets

1. Pursuant to Item 2.01 of Form 8-K, please disclose any material relationship between Snöbar Holdings, Inc. and its affiliates, on one hand, and Pacific Ventures Group, Inc. and its affiliates, on the other, prior to the execution of the Share Exchange Agreement. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles. Please also identify the other persons, in addition to Brett Bertolami, who received shares of unregistered common stock in the transaction and the reason for these issuances.

Business

General

2. Please clarify the current status of Walmart's sale of your products.

Opportunity

3. Please provide support for your statement that "IPIC can viably reach 30% of this market, approximately 195,000 outlets, accounting for 52.5 million equivalent cases."

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity and Capital Resources

4. Please describe the material terms of the $852,000 debt due within the next 12 months and file any related agreements as exhibits. We note your disclosure that you have been able to extend the maturity dates and repayment terms of a substantial amount of such debt. Describe any defaults or potential defaults and the course of action that you have taken or propose to take to remedy any deficiencies.

Results of Operations

5. Please revise your disclosures to provide analysis of the underlying causes of material changes in revenue for each period presented. For instance, your disclosure for the fiscal period ended June 30, 2015, indicates that the increase in sales, net of discounts, compared to the same period in 2014, was due to increased sales.

Directors and Executive Officers

6. We note your disclosure that Ms. Masjedi filed for bankruptcy in 2010. If this bankruptcy was related to any corporation or business association of which she was an executive officer, please describe.

Competition

7. Please expand your disclosure to further describe alcohol-infused ice-creams and ice-pops with which you compete. See Item 101(h)(iv) of Regulation S-K.

Regulatory Environment

8. Please expand your disclosure to further address government approval of your products and the effect of existing or probable governmental regulations as they relate specifically

to alcohol-infused ice-creams and ice-pops. See Item 101(h)(viii) and Item 101(h)(ix) of Regulation S-K.

Executive Compensation

Snöbar Holdings Compensation

9. Please expand the narrative description to discuss the material factors necessary to an understanding of the information disclosed in the table. For example, please describe the reasons for the amount of Mr. Shenkman's bonus. See Item 402(o) of Regulation S-K.

Certain Relationships and Related Transactions

10. Please revise disclosure in this section to clearly identify the parties and the basis on which the related person is a related person. See Item 404(a)(1) of Regulation S-K. Also file as an exhibit any related material contract to which any of your directors, officers, promoters, and/or shareholders named in the filing are parties.

11. We note that the trustee that holds legal title to the Snobar Trust is Clark Rutledge, who is the father of Shannon Masjedi. Please describe the material terms of the trust. See Item 404(a) of Regulation S-K.

Item 3.02 – Unregistered Sales of Equity Securities

12. For the share exchange transaction, disclose the facts relied upon to make the exemption available. For example, disclose the number of Snobar Holdings shareholders and describe how you determined that they were accredited investors.

Item 4.01

13. Since the same accountant did not report on the most recent financial statements of both the registrant and the accounting acquirer, it appears a change in accountants has occurred. Please amend your Form 8-K to also provide under Item 4.01 the disclosures required by Item 304 of Regulation S-K for the change in independent accountants. The accountant that no longer will be associated with the registrant's financial statements should be treated as the predecessor accountant.

Exhibit 99.1

Consolidated Financial Statements

Consolidated Statements of Operations

14. You do not appear to allocate any portion of your depreciation expense to cost of goods sold. Most of your property, plant and equipment appear to be freezers. Please tell us how you considered the guidance in SAB Topic 11:B, including depreciation not being positioned in your statements of operations in a manner which results in reporting a figure for income before depreciation like gross profit. Otherwise, please revise your disclosures here and elsewhere throughout the filing to either: (a) include an appropriate allocation of depreciation to cost of goods sold or (b) remove the gross profit subtotal and relabel the cost of goods sold line item throughout the filing to indicate that it excludes depreciation.

Notes to Consolidated Financial Statements for December 31, 2014 and 2013

12. Subsequent Events

15. You issued 100,000 shares in February 2015 at $1.00 per share and 1,120,650 shares in July 2015 at $0.08 per share. You also issued 851,960 shares in July 2015 for services. Please tell us to whom these shares were issued and how the price of each issuance was determined.

Exhibits

16. We note exhibits that have been filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

17. Please include your articles of incorporation in the exhibit index.

18. Please refile your agreements with the attached exhibits. For example, Exhibit A listing the SNO Shareholders is not included with the Share Exchange Agreement.

19. Please file the trust agreement for the Snobar Trust as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Laura Anthony, Esq.
       Legal & Compliance, LLC